Exhibit 10.1

Quantum Corporation

224 Airport Parkway

Suite 550

San Jose, CA 95110

USA

+1 [408] 944-4000

Via email to

Mr. Kenneth P. Gianella

December 15, 2022

Dear Ken:

I am pleased to offer to you the opportunity to join Quantum Corporation (Quantum or the Company) as our Chief Financial Officer (CFO), reporting directly to Jamie Lerner, President and Chief Executive Officer. Your start date will be Tuesday, January 3, 2023 and you will be considered a remote employee based out of your home in San Jose, California.

Base Salary: You will receive an annual base salary of $400,000.00, subject to applicable tax and other required withholding and paid in accordance with the Company’s normal payroll procedures.

Bonus Opportunity: In addition, you will be eligible to participate in the Company’s annual bonus program, the Quantum Incentive Plan (QIP). Your target bonus opportunity will be 50% of your eligible annual salary. The actual amount earned will be determined based on Quantum’s performance against metrics approved by the Board of Directors (Board) and your own performance, and paid in accordance with the QIP terms. The QIP bonus targets and terms are subject to annual re-evaluation and Board approval.

Equity Grant: The Company will recommend to the Leadership and Compensation Committee (LCC) of the Board that a total of 175,000 Restricted Stock Units (RSUs), vesting in 3 equal installments on each anniversary of the Grant Date (as defined below). We will also recommend that you be granted 75,000 performance-based RSUs (PSUs), which will vest according to specific performance metrics approved by the LCC. Vesting for both RSUs and PSUs granted is subject to your continued employment.

Subject to approval by the LCC, your grants will be effective on the first day of the first month following your start date (the Grant Date). Your grant information will be administered by E*Trade, the Company’s online equity broker. E*Trade will provide instructions for creating your account and accepting your grants. Should you voluntarily terminate your employment with Quantum, any unvested equity will be forfeited.

www.quantum.com

Follow-On Grant Opportunity: In addition, we expect to recommend to the LCC that you receive an additional 50,000 RSUs and 50,000 PSUs in the summer of 2023, subject to approval by the LCC and availability of shares under our shareholder-approved equity incentive plan.

Severance: You will be eligible to enter into Quantum’s standard form of Change of Control Agreement, which we will provide to you after you accept this offer. In addition, in the event that (a) you incur an Involuntary Termination other than for Cause or your death or Disability, and (b) your termination occurs outside of the Change of Control Period (all terms as defined in the Change of Control Agreement), Quantum will provide to you the following severance payments and benefits (the Severance):

1.	a lump sum cash payment equal to 6 months of your then-annual base salary; and

2.

if you elect continuation coverage for you or your eligible dependents (if any) under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (COBRA) within the time period prescribed, the Company will provide monthly reimbursements of applicable COBRA premiums for continued coverage under the Company’s group health plans in which you participated on the day immediately before your termination date through the earlier of (A) 6 months after the date of termination of your employment with the Company, or (B) the date you and your eligible dependents (if any) are no longer are eligible to receive COBRA continuation coverage (the COBRA Benefits). Notwithstanding the foregoing, if the Company determines in its sole discretion that it cannot provide the COBRA Benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), then in lieu of the COBRA Benefits, the Company will provide to you during the 6 months following your termination a taxable monthly payment in an amount equal to the monthly COBRA premium that you would be required to pay to continue coverage under the COBRA Benefits. Such payments would be made regardless of whether you elect COBRA continuation coverage, solely if Quantum is unable to provide the COBRA Benefits.

The Severance is subject to your entering into and not revoking a release of claims, in substantially the form attached to your Change of Control Agreement and any subsequent revisions, in favor of the Company (the Release), within the period required by the Release. Any salary Severance due to you under clause 1. above will be paid on the 61st day following the date of termination of your employment with the Company, or such later date required by applicable law, including Section 409A of the Internal Revenue Code of 1986 (the Code.)

If the termination of your employment with the Company occurs on a date during the Change of Control Period, then the terms of the Change of Control Agreement will govern the eligibility and payment of any severance benefits to you and no Severance will be payable to you under this letter. Any Severance under this offer letter also will be subject to the provisions set forth in Section 1(c) [Offset] and Section 5 [Limitation on Payments (relating to Section 280G of the Code)] of the Change of Control Agreement.

Other Benefits: Quantum’s flexible benefit program provides a full range of benefits for you and your qualified dependents. A benefit overview packet will be provided following your acceptance and a detailed benefits review will be included in your orientation.

Additionally, you will be eligible to participate in the Company’s Deferred Compensation Program. Program information will be sent to you following your acceptance of this offer.

Confidential Information: During your employment with Quantum, you will have access to confidential and proprietary information, which Quantum vigorously protects. Therefore, this offer is conditioned on your execution and delivery to Quantum of its Proprietary Information and Invention Agreement. You will receive the agreement for electronic signature during your onboarding process.

Offer Terms: This offer is contingent upon your successful completion of a background verification process and proof of your employment eligibility.

This offer supersedes any and all other written or verbal offers. Employment at Quantum is at will. Either you or Quantum has the right to terminate your employment at any time for any reason, with or without cause.

To confirm your acceptance of our offer, please sign a copy of this letter electronically through DocuSign. If you have questions about your offer or onboarding process prior to your start date, you may reach me via email at                                      or directly at                 .

Ken, we look forward to having you join the Quantum executive team.

Sincerely,

/s/ Brian E. Cabrera

Brian E. Cabrera

Senior Vice President, Chief Administrative Officer, and Corporate Secretary

Acceptance

I understand and accept the terms of this offer of employment.

/s/ Kenneth P. Gianella	Dec 16, 2022
Kenneth P. Gianella	Date